Exhibit 21

SUBSIDIARIES OF GULFPORT ENERGY CORPORATION

Name of Subsidiary	Jurisdiction of Organization

Grizzly Holdings, Inc.	Delaware

Jaguar Resources LLC	Delaware

Puma Resources, Inc.	Delaware

Gator Marine, Inc.	Delaware

Gator Marine Ivanhoe, Inc.	Delaware